Via Facsimile and U.S. Mail
Mail Stop 6010

January 22, 2009

Mr. Curtis Sikorsky
Chief Financial Officer
Cardiome Pharma Corp.
6190 Agronomy Road, 6th floor
Vancouver, British Columbia
Canada V6T 1Z3

Re: Cardiome Pharma Corp.
        Form 40-F for the Fiscal Year Ended December 31, 2007
        File No. 000-29338

Dear Mr. Sikorsky:

        We have completed our review of your Form 40-F and have no further comments at this
time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief